

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2025

Yanela Frias
Chief Financial Officer
Prudential Financial, Inc.
751 Broad Street
Newark, NJ 07102

      Re: Prudential Financial, Inc.
          Form 10-K for Fiscal Year Ended December 31, 2024
          File No. 001-16707

Dear Yanela Frias:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Finance

cc: Brian Spitser